

April 24, 2014

<u>Via E-Mail</u>
Gregory C. Case
President and Chief Executive Officer
Aon plc
8 Devonshire Square
London, England EC2M 4PL

      Re: Aon plc
             Form 10-K
             Filed February 18, 2014
             File No. 001-07933

Dear Mr. Case:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your letter to us dated September 30, 2011, you discussed your contacts with Sudan and Syria, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, reinsurers, or other direct or indirect arrangements. Your response should describe any products, services or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and

liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. We note that you have not yet filed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley (Staff Attorney) at (202) 551-3383 or John Krug (Senior Counsel) at (202) 551-3862 if you have questions regarding these comments.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey Riedler
Assistant Director

cc: Ram Padmanabhan, Esquire